COACHMEN INDUSTRIES, INC.

2831 Dexter Drive

Elkhart, Indiana 46514

(574) 262-0123

August 7, 2006

VIA EDGAR

David R. Humphrey

Branch Chief-Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Mailstop 3561

Washington, D.C. 20549

Re:

Coachmen Industries, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed February 27, 2006

File No. 001-07160

Dear Mr. Humphrey:

This letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing provided in your letter dated July 24, 2006 (the “Comment Letter”).  Our responses are in bold text following the text of each comment.

On July 28, 2006, our outside counsel, Philip McCool of Sommer Barnard PC, Indianapolis, Indiana, spoke by telephone with Mr. Juan Migone of the Staff regarding your letter and the timing of our response. We are filing our response today, ten business days after the date of your letter, as you requested.  We are complying with your suggestions. Between what we are including in the second quarter Form 10-Q, anticipated to be filed on August 8, 2006, and the information included in this letter, we do not believe that there are any open issues.

Form 10-K for the fiscal year ended December 31, 2005

Item 7-Management Discussion and Analysis

Results of Operations, page 23

1.

We note that your results of operations have materially varied during the last five years (2001-2005).  In view of material variances in results from period to period, we suggest additional tabular disclosure that may enhance the quality of presentation in MD&A.  In accordance with the guidance in FR-72 (Release 33-8350), the company could include additional tabular presentation that highlights the factors or conditions that impacted the change in results in comparison with the prior fiscal year followed by an explanation of the reasons for the changes and a discussion and analysis of known trends in the narrative section for results of operations.  This additional tabular financial information could be presented in the forefront of the results of operations discussion, after your current tabular presentation of your consolidated statements of operations as a percentage of sales and percentage change in dollar amount of each item.  We also believe that this tabular financial information may provide ease of analysis for readers by providing a summary in one location of the factors that impacted the change in results from year to year.  Whereas, a reader presently has to look at various  disclosures through-out your MD&A discussion and notes to financial statements to locate material changes from year to year.  Noted below is an example of some items that material impacted the results from fiscal year 2004 and 2005.  This list may not be all-inclusive, so any table should include additional items as necessary.

Changes in Fiscal 2005

     From Fiscal 2004

        (Thousands)

(1)

Provisions for Write-down on Assets to NRV

$ 9,300

(2)

Increase in Warranty exp. (Recall & Repairs)

 14,000

(3)

Restructuring Costs (Severance, etc.) on IRP Plan

   x,xxx

(4)

Loss on Sale of Property and Other Assets

   5,900

(5)

Provision for Doubtful Accounts Receivable

      800

(6)

Increased Retail & Wholesale Incentives

   5,900

(7)

Litigation Settlements

   3,200

The following disclosure will be included in our quarterly report the Form 10-Q for the quarter ended June 30, 2006:

 The following table presents certain key items impacting the results of operations for the periods presented:

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005		2006	2005

Gain on sale of assets Legal settlements	$3,372 -	$	- -	$6,048 3,620	$	- 4,425

Similar disclosures will be included in our future filings, including our 2006

Form 10-K.

Liquidity and Capital Disclosures, page 28

2.

As noted within Note 6 to your financial statements, you were not in compliance with your net worth covenants.  As such, please revise your disclosures to detail the circumstance surrounding this violation as well as whether you expect to continue to be in violation of this or other covenants in future periods and the length of the waiver provided to you.  Further, revise your MD&A to disclose the possible outcomes should the lender object to providing you with a waiver and the possible actions you might take under such circumstances.

As a result of the numerous significant items which impacted the results of operations for 2005, including the write-down of assets to net realizable value, increase in warranty expenses, losses on sales of property, litigation settlements and severance costs, the Company failed the financial covenant requirement that we maintain a quarterly net worth greater than $195 million. The waiver was for the quarter ended December 31, 2005.

At December 31, 2005, we projected that we would be in compliance with our net worth covenants at each succeeding measurement date for at least the following 12 months, and we were, in fact, in compliance as of the two most recent measurement dates, March 31, 2006 and June 30, 2006.

We will include the additional disclosure you have requested in future filings should we ever again fall out of compliance with financial covenants.

3.

In addition, note 6 in the financial statements states the bank has waived the net worth violation covenant as of December 31, 2005 for the Credit Agreement which provided for a long-term loan.  From this disclosure, it is unclear whether the bank has waived the right to demand repayment for more than one year.  Please clarify the disclosure or it appears that this non-current debt should be classified as a current liability.  Refer to the guidance in paragraph 5(a) of SFAS No. 78 and advise accordingly.

In light of the circumstances surrounding the violation of the net worth covenant as of December 31, 2005 that are discussed in our response to Comment No. 2 above, we determined that non-current classification of this liability was appropriate. In particular, upon consideration of paragraph 5 of SFAS No. 78, it was determined that the obligation was not callable as of December 31, 2005 due to the waiver of the covenant violation obtained from the Bank.

Principal Contractual Obligations, page 30

4.

In accordance with the guidance in Section III.D of FR-67 (Release 33-8182), please disclose an additional column for the total amount of principal contractual obligations for each obligation and for the aggregate of all obligations.  Please revise accordingly.

We will add the additional columns in our future filings.

Consolidated Statement of Cash Flows, page 40

5.

Reference is made to the provisions for write-down of assets to realizable value that aggregated approximately $9.24 million in fiscal 2005.  As the face of your consolidate statement of operations only reflects $1.076 million as a write-down of assets, please include disclosure where the additional $8.1 million of write-down is classified in the statement of operations.  Although it appears that discontinued operations may contain a significant amount of write-downs on asset, we suggest you provide a table in the notes that separately reflects the amount and captions included in continuing operations as well as the amount included in discontinued operations that aggregate the amount of write-down for the fiscal year.

Following is a tabular reconciliation of the aggregate $9.24 million of write-down of assets, related to unsold assets as of year end:

AAH-TN

$1.08 million

Included in continuing operations

Miller Building Systems

$7.89 million

Included in discontinued operations

Other

$0.27 million

Included in discontinued operations

$9.24 million

We will add the requested additional disclosure in our future filings. Because there were no write downs in the three or six-month periods ended June 30, 2005 and 2006, the disclosure will not be included in our quarterly report for the period ended June 30, 2006.

Shipping and Handling Costs, page 47

6.

We note that your accounting policies for delivery costs are in accordance with EITF 00-10 for the classification of these costs as an accounting policy decision that requires appropriate disclosure.  However, your classification of delivery costs as operating expenses results in a variety comparability issues with other registrants, in your industry, that elected to include delivery costs as part of cost of goods sold.  We believe that due to the materiality of these costs, you should revise your filings in include a significant discussion within MD&A that addresses how your election to classify these costs as operating expenses impact the comparability of reporting performance measures, such as gross profit, for companies that elect to include these costs in “costs of sales.”  Your disclosure should detail the impact of this election on your financial statements.  However, please ensure that your updated disclosures do not include any non-GAAP measures (e.g. gross profit including delivery costs or gross profit excluding revenues derived from delivery charges) but solely the impact of excluding these costs from gross profit.  Please revise accordingly.

The following disclosure will be included in our quarterly report the Form 10-Q for the quarter ended June 30, 2006:

Statement of Operations Classification

The Company calculates its gross profit as the difference between its net sales and the associated cost of sales. Cost of sales consists of direct product costs including inbound freight. The Company classifies the following operating expense categories separately on its statement of operations: delivery; selling; general and administrative; asset impairments and gains (losses) of sales of assets, net.

The Company’s gross profit may not be comparable to other entities whose shipping and handling expenses are presented as a component of cost of sales. Delivery expense was $7.9 million and $8.5 million for the three months ended June 30, 2006 and 2005, respectively and $16.1 million and $16.6 million for the six months ended June 30, 2006 and 2005, respectively.

Similar disclosures will be included in our future filings, including our 2006

Form 10-K.

If you have any further questions, please do not hesitate to call me at (574) 206-2706, or our outside counsel, Philip L. McCool of Sommer Barnard PC, Indianapolis, Indiana, at (317) 713-3468.

Very truly yours,

/s/ Richard M. Lavers, General Counsel

Richard M. Lavers, General Counsel

cc:

Juan Migone (via fax (202)772-9202)

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